Exhibit 99.1

Aptorum Group Limited Reports Financial Results and Business Update for the Six Months Ended June 30, 2020

NEW YORK--(BUSINESS WIRE)-- Aptorum Group Limited (NASDAQ: APM, Euronext Paris: APM) (“Aptorum Group” or the “Company”), a biopharmaceutical company focuses on the development of novel therapeutics to address global unmet medical needs, today provided a business update and announced financial results for the six months ended June 30, 2020.

“I am pleased with the developments that were achieved during the first half of 2020 despite the challenges presented by the COVID-19 pandemic,” said Mr. Ian Huen, Chief Executive Officer and Executive Director of Aptorum Group. “Throughout the COVID-19 crisis, we remained focused on advancing the development of our therapeutic programs. As announced today, further positive data showing significant in vivo activities of ALS-4 (for MRSA wound healing and MRSA bacteraemia) and also in vitro and in vivo studies of SACT-1 (for neuroblastoma and other potential tumor types). Also, as an emerging company, we have been expanding our global strategic presence. In July, Aptorum Group became the first Nasdaq listed biopharmaceutical company admitted to trading on Euronext Paris. We are also delighted about 3 new appointments we made to support the development of our various programs. Looking forward, we remain committed to accelerating the Company’s commercial growth and transformation into a biopharmaceutical company with exciting clinical stage assets being developed.”

Clinical Pipeline Update and Upcoming Milestones

SACT-1–lead program of the Smart-ACTTM platform, a repurposed drug for neuroblastoma and others: Undergoing preparation and on track for IND submission to commence Phase 1b/2a human clinical trials targeting the US FDA’s 505(b)(2) pathway. Further in vitro screening to assess SACT-1’s potential effect on over 300 cancer cell lines has been completed and showed promising effect on including, but not limited to, colorectal cancer, leukemia and lymphoma.

ALS-4–lead program of the Acticule platform, a small drug molecule candidate for methicillin resistant Staphylococcus aureus (“MRSA” superbug): ALS-4 is undergoing final stages of IND enabling studies and is targeted for regulatory submission in Q4 2020 to commence a Phase 1 human clinical trial thereafter.

CLS-1–lead program of the Claves platform, a macromolecule approach for obesity: Currently in lead optimization stage, aimed for IND enabling studies to commence in 2021.

NLS-2 NativusWell®–a dietary supplement for woman’s health, including menopause and osteoporosis: Undergoing registration in the United Kingdom, Europe and Asia, aimed for distribution to market in 2020.

Corporate Highlights

Commenced trading on Euronext Paris stock exchange:

Aptorum Group became the first Nasdaq listed biopharmaceutical company admitted to trading on Euronext Paris. The Class A Ordinary Shares of Aptorum Group have commenced trading on the Professional Compartment of Euronext in Paris under the Euronext ticker symbol “APM” and ISIN Code: KYG6096M1069 on 24 July 2020.

Three new personnel appointed to Aptorum Group’s team:

●	Dr. Herman Weiss, M.D., Chief Executive Officer and Executive Director of Claves Life Sciences Limited and Senior Medical Advisor of Aptorum Group

●	Dr. Kira Sheinerman, Senior Strategic Consultant of Aptorum Group

●	Dr. Robbie Majzner, Scientific Advisor of Aptorum Group

Financial Results for the Six Months Ended June 30, 2020

Aptorum Group reported a net loss of $7.0 million for the six months ended June 30, 2020 compared to $9.6 million for the same period in 2019. The decrease in net loss in current period was driven by decrease in interest expenses, net of $3.6 million, partly offset by the increase in research and development expenses by $1.6 million.

Research and development expenses were $4.3 million for the six months ended June 30, 2020 compared to $2.7 million for the same period in 2019. The increase was primarily due to the increase in consultation service provided by our consultants, advisory and contracted research organization as a result of the progress of our projects’ development.

General and administrative fees were $2.1 million for the six months ended June 30, 2020 compared to $3.2 million for the same period in 2019. The decrease was mainly driven by the decrease in bonus related expenses to our directors, employees, external consultants and advisors. Also, there was a significant decrease in business trips and sponsoring conference in 2020 due to the outbreak of COVID-19.

Legal and professional fees were $1.5 million for the six months ended June 30, 2020 compared to $2.0 million for the same period in 2019. The decrease in legal and professional fees was mainly due to the decrease of consultancy service fees during the period.

Interest expenses, net were $0.1 million for the six months ended June 30, 2020 compared to $3.7 million for the same period in 2019. The decrease in interest expenses, net was mainly due to the convertible debts were fully repaid in 2019. The interest expenses, net for the six month ended June 30, 2019 contained $3.1 million amortization of beneficial conversion feature of our convertible debts.

As of June 30, 2020, cash, restricted cash and marketable securities totaled approximately $4.4 million and total equity was approximately $17.5 million.

Aptorum Group expects that its existing cash, restricted cash and marketable securities, together with undrawn line of credit facility from related parties, will enable it to fund its operating and capital expenditure requirements to the end of 2021.

APTORUM GROUP LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(Stated in U.S. Dollars)

	June 30, 2020	December 31, 2019
	(Unaudited)
ASSETS
Current assets:
Cash	$4,019,324	$5,189,003
Restricted cash	104,170	104,170
Digital currencies	1,539	1,539
Accounts receivable	41,696	40,543
Inventories	34,318	34,185
Marketable securities, at fair value	303,049	1,063,111
Investments in derivatives	102,087	203,320
Amounts due from related parties	-	962
Due from brokers	160,334	317,005
Other receivables and prepayments	1,361,502	1,079,043
Total current assets	6,128,019	8,032,881
Property, plant and equipment, net	6,140,602	7,093,035
Operating lease right-of-use assets	705,890	-
Non-marketable investments	8,748,119	7,112,180
Intangible assets, net	1,220,650	1,311,683
Amounts due from related parties	-	50,000
Long-term deposits	335,878	294,606
Other non-current asset	29,917	59,833
Total Assets	$23,309,075	$23,954,218

LIABILITIES AND EQUITY

LIABILITIES
Current liabilities:
Amounts due to related parties	$112,013	$41,593
Accounts payable and accrued expenses	2,500,566	2,586,527
Finance lease liabilities, current	47,954	46,555
Operating lease liabilities, current	419,875	-
Total current liabilities	3,080,408	2,674,675
Finance lease liabilities, non-current	72,986	97,319
Operating lease liabilities, non-current	319,938	-
Loan payables to related parties	2,313,358	6,330,472
Total Liabilities	$5,786,690	$9,102,466

Commitments and contingencies	-	-

EQUITY
Class A Ordinary Shares ($1.00 par value; 60,000,000 shares authorized, 7,950,986 shares issued and outstanding at June 30, 2020 and 6,597,362 shares issued and outstanding at December 31, 2019, respectively)	$7,950,986	$6,597,362
Class B Ordinary Shares ($1.00 par value; 40,000,000 shares authorized, 22,437,754 shares issued and outstanding as at June 30, 2020 and December 31, 2019)	22,437,754	22,437,754
Additional paid-in capital	33,184,104	24,887,624
Accumulated other comprehensive income (loss)	25,618	(5,552)
Accumulated deficit	(43,760,545)	(37,555,980)
Total equity attributable to the shareholders of Aptorum Group Limited	19,837,917	16,361,208
Non-controlling interests	(2,315,532)	(1,509,456)
Total equity	17,522,385	14,851,752
Total Liabilities and Equity	$23,309,075	$23,954,218

APTORUM GROUP LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Stated in U.S. Dollars)

	For the six months ended June 30,
	2020	2019
	(Unaudited)	(Unaudited)
Revenue
Healthcare services income	$327,273	$239,792
Operating expenses
Costs of healthcare services	(436,171)	(371,218)
Research and development expenses	(4,315,033)	(2,714,217)
General and administrative fees	(2,076,634)	(3,232,916)
Legal and professional fees	(1,540,304)	(2,008,774)
Other operating expenses	(641,457)	(120,788)
Total operating expenses	(9,009,599)	(8,447,913)

Other income (loss)
Gain on investments in marketable securities, net	192,134	315,977
Gain on non-marketable investment	1,635,939	1,147,199
(Loss) gain on investments in derivatives, net	(101,233)	310,195
Realized gain on use of digital currencies	-	12,334
Changes in fair value of warrant liabilities	-	(866,300)
Gain on extinguishment of convertible debts	-	1,198,490
Interest expense, net	(144,226)	(3,678,566)
Sundry income	111,398	128,444
Total other income (loss), net	1,694,012	(1,432,227)

Net loss	$(6,988,314)	$(9,640,348)
Less: net loss attributable to non-controlling interests	(783,749)	(551,877)

Net loss attributable to Aptorum Group Limited	$(6,204,565)	$(9,088,471)

Net loss per share – basic and diluted	$(0.21)	$(0.31)
Weighted-average shares outstanding – basic and diluted	29,956,393	28,978,151

Net loss	$(6,988,314)	$(9,640,348)
Other Comprehensive income (loss)
Exchange differences on translation of foreign operations	31,170	2,000
Other Comprehensive income	31,170	2,000
Comprehensive loss	(6,957,144)	(9,638,348)
Less: comprehensive loss attributable to non-controlling interests	(783,751)	(551,877)
Comprehensive loss attributable to the shareholders of Aptorum Group Limited	(6,173,393)	(9,086,471)

About Aptorum Group Limited

Aptorum Group Limited (Nasdaq: APM, Euronext Paris: APM) is a pharmaceutical company dedicated to developing and commercializing novel therapeutics to tackle unmet medical needs. Aptorum Group is pursuing therapeutic projects in orphan diseases, infectious diseases, metabolic diseases, woman’s health and other disease areas.

For more information about Aptorum Group, please visit www.aptorumgroup.com.

For further general presentation, please visit:

https://ir.aptorumgroup.com/static-files/ca36cc65-6f23-4105-895e-f5f234ecca1e

Disclaimer and Forward-Looking Statements

This press release does not constitute an offer to sell or a solicitation of offers to buy any securities of Aptorum Group.

This press release includes statements concerning Aptorum Group Limited and its future expectations, plans and prospects that constitute “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these terms or other similar expressions. Aptorum Group has based these forward-looking statements, which include statements regarding projected timelines for application submissions and trials, largely on its current expectations and projections about future events and trends that it believes may affect its business, financial condition and results of operations.

These forward-looking statements speak only as of the date of this press release and are subject to a number of risks, uncertainties and assumptions including, without limitation, risks related to its announced management and organizational changes, the continued service and availability of key personnel, its ability to expand its product assortments by offering additional products for additional consumer segments, development results, the company’s anticipated growth strategies, anticipated trends and challenges in its business, and its expectations regarding, and the stability of, its supply chain, and the risks more fully described in Aptorum Group’s Form 20-F and other filings that Aptorum Group may make with the SEC in the future and the prospectus that received the French Autorité des Marchés Financiers visa n°20-352 on 16 July 2020. As a result, the projections included in such forward-looking statements are subject to change and actual results could be materially different from those described herein.

Aptorum Group assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

This announcement is not a prospectus within the meaning of the Regulation (EU) n°2017/1129 of 14 June 2017 as amended by Regulations Delegated (EU) n°2019/980 of 14 March 2019 and n°2019/979 of 14 March 2019.

This press release is provided “as is” without any representation or warranty of any kind.

Investor relations

Aptorum Group limited

Investor Relations Department

Tel: +44 020 80929299

Email: investor.relations@aptorumgroup.com

Redchip – Financial Communications United States

Investor relations

RedChip Companies, Inc.

dave@redchip.com

+1 407 491 4498

Actifin – Financial Communications Europe

Investor relations

Ghislaine Gasparetto

ggasparetto@actifin.fr

+33 1 56 88 11 22